Exhibit 5.1

Sepember 16, 2004

Brasil Telecom S.A.
SIA/SUL, ASP, Lote D, Bloco B
71215-000-Setor de Indústria
Brasilia, DF, Brazil

Re:	Brasil Telecom
Registration Statement on Form F-4

Dear Sirs:

         We have acted as special United States counsel for Brasil Telecom S.A. (“Brasil Telecom”) in connection with the preparation of the above-captioned Registration Statement (the “Registration Statement”), and the forms of agreements filed as Exhibits thereto (the “Agreements”), pursuant to which Brasil Telecom proposes to exchange up to U.S.$200,000,000 aggregate principal amount of its 9.375% Notes due 2014 (the “New Notes”) for a like principal amount of its 9.375% Notes due 2014 issued on February 17, 2004 (the “Old Notes”), pursuant to the Indenture of even date therewith (as modified, amended or supplemented from time to time, the “Indenture”) by and between Brasil Telecom and The Bank of New York, as Trustee (in such capacity, the “Trustee”).

         It is our opinion that the New Notes, when duly authorized, executed and delivered by Brasil Telecom and authenticated by the Trustee pursuant to the Indenture and delivered to, and exchanged for the Old Notes by the holders as contemplated by the Agreements and the Registration Statement, will constitute valid and legally binding obligations of Brasil Telecom under the laws of the State of New York, enforceable in accordance with their terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles, regardless of whether the issue of enforceability is considered in a proceeding in equity or at law.

         In connection with our opinions stated above we note that, as of the date of this opinion, a judgment for money in an action based on the New Notes obtained in a federal or state court in the United States ordinarily would be enforced in the United States only in United States dollars. The date used to determine the conversion of another currency or currency unit into United States dollars will depend upon various factors, including which court renders the judgement. In particular (a) under Article 2, Section 27 of the New York Judiciary law, a state court in the State of New York rendering a judgment on the New Notes would be required to render such judgment in the currency or currency unit in which the New Notes are denominated and such judgment would be converted into United States dollars at the exchange rate prevailing on the date of entry of the judgment; and (b) a United States federal court in the State of New York may award judgment in United States dollars and we express no opinion as to the rate of exchange such court would apply.

Brasil Telecom S.A.	Page 2

         In addition, with respect to the foregoing opinions we have relied as to certain matters on information obtained from officers of Brasil Telecom and other sources believed by us to be liable, and we have assumed that the Indenture has been duly authorized, executed and delivered by the Trustee, an assumption that we have not independently verified.

         Insofar as the opinion set forth herein relates to matters of the laws of Brazil, we have relied upon the opinion of Barbosa Müssnich & Aragão Advogados, counsel to Brasil Telecom, filed as an Exhibit to the Registration Statement, and our opinion herein is subject to any and all exceptions and reservations set forth therein.

         We hereby consent to the filing of this opinion with the Registration Statement and to the reference to ourselves under the caption “Legal Matters” in the Registration Statement. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended.

Very truly yours,

CLIFFORD CHANCE US LLP